UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No. 1)

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NEXTGEN HEALTHCARE, INC.
(Name of Registrant as Specified in Its Charter)

Sheldon razin lance e. rosenzweig kenneth h. fearn, jr. ruby sharma
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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REVISED PRELIMINARY COPY SUBJECT TO COMPLETION
DATED SEPTEMBER 2, 2021

SHELDON RAZIN

___________, 2021

Dear Fellow Shareholders:

Sheldon Razin and Lance E. Rosenzweig (the “Razin Group” or “we”) are current and long-serving directors of NextGen Healthcare, Inc., a California corporation (“NextGen” or the “Company”) and, together with the other participants in this solicitation, are collectively significant shareholders of the Company. The Razin Group beneficially owns approximately 15.2% of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of NextGen. In addition, Mr. Razin founded the Company in 1974. We are seeking your support at NextGen’s 2021 Annual Meeting of Shareholders (the “Annual Meeting”) to elect our four highly-qualified director candidates, including ourselves, to the Company’s Board of Directors (the “Board”).

As long-serving directors on the Board, we have always placed the highest priority on the Company’s growth and evolution. We believe NextGen’s Chairman, Jeffrey Margolis, and his allies on the Board have established an imperial boardroom culture, effectively assuming control of the Company, which we feel has thwarted our ability to help deliver strong value to the Company’s shareholders. Despite the Company’s dramatic underperformance during Mr. Margolis’ tenure, he has consistently dismissed divergent viewpoints and focused instead on tightening his grip over the boardroom and corporate decision-making.

While we have tried over the past several months to work constructively with our fellow directors, including Mr. Margolis and his allies, in order to help stabilize the business, regrettably, it has become clear to us that most of the Board is unwilling to take the steps that we feel are needed to stimulate NextGen’s growth and reverse its deteriorating margins, poor hiring and operational practices, high customer attrition and wasteful capital allocation policy. Moreover, we believe the formation of an Executive Leadership Committee was an insufficient substitute for identifying an interim or permanent Chief Executive Officer that is capable of pursuing enhanced value creation for all of the Company’s stakeholders. We have no confidence in the ability of Mr. Margolis and his allies on the Board to conduct a robust CEO search process with an open mind. Rather, it appears that they may be predisposed to promote from within. We note in this regard that the recent search process for new directors resulted in the nomination of two (2) new directors, each of whom has ties to Morris Panner.

In light of the foregoing issues, among others, we felt compelled to take the extraordinary step of nominating a slate consisting of ourselves and two additional director candidates who have deep expertise in good governance and are fully committed to creating value for all shareholders. We believe the Company’s shareholders deserve a Board that is diverse, innovation-focused and open-minded. We are looking for your support to refresh and reinvigorate the Board leadership of NextGen.

For too long now, NextGen has suffered under the excessive control and influence of Chairman Margolis and his allies, namely, Craig Barbarosh (Vice Chairman of the Board and Chairman of the Compensation Committee), George Bristol (Chairman of the Audit Committee) and Morris Panner (Chairman of the Nominating and Governance Committee). For years, these four directors have maintained essentially all of the leadership roles on the Board, and the entirety of the Nominating and Governance Committee is composed of just Messrs. Barbarosh, Bristol and Panner. We place the blame for the value destruction at NextGen since Mr. Margolis took over as Chairman squarely on these four directors. While shareholders have suffered, these four directors have been generously compensated in their respective board leadership roles. We believe they are seeking to maintain their lucrative positions on the Board rather than taking actions to put NextGen in the best position to succeed.

This election contest should come down to which slate of director candidates is more aligned, more credible and more capable in the healthcare services and technology verticals. Unfortunately, the Company is going to great lengths and costs to you, as shareholders, to manipulate this election by proposing a perplexing and unprecedented Delaware reincorporation that would result in a less shareholder-friendly governance structure than exists at NextGen today.

The current Margolis-led Board would have shareholders believe that this election contest is about our attempt to take control of the Board. To the contrary, this contest is solely about installing new, reinvigorated leadership on the Board at NextGen. So that there is no confusion regarding our intentions, we are proceeding with a campaign to elect four (4) highly qualified director nominees to serve in place of Messrs. Barbarosh, Bristol, Margolis and Panner. If our slate is elected at the Annual Meeting, the end result would be that two (2) new directors identified by Messrs. Razin and Rosenzweig would be seated on a Board of nine (9) members. Messrs. Razin and Rosenzweig have been serving as directors and would not be counted towards a change of control or “control slate.”

Additionally, the current Margolis-led Board would have shareholders believe that Messrs. Razin and Rosenzweig are trying to “exploit cumulative voting” to advance their own agenda at NextGen. This is yet another scare tactic being used disingenuously by the Board. To demonstrate our commitment to a fair election of directors, we have disclosed that we will not seek to invoke cumulative voting in the election of directors at the Annual Meeting, and should any other shareholder invoke cumulative voting at the Annual Meeting, we would be open to discussing a framework with the Board to ensure that the cumulative voting operates in a fair and even-handed manner.

We now urge the Board to demonstrate its commitment to proper corporate governance and a fair election and Annual Meeting process by immediately withdrawing the problematic Delaware reincorporation scheme. We have addressed the two (2) primary concerns that the Company has raised as its reasons for putting forth an unprecedented and troubling agenda for the Annual Meeting. In the Company’s own words:

“The Board of Directors did not intend to present the shareholders of the Company with the Reincorporation Proposal (Proposal 1) until Messrs. Razin and Rosenzweig informed the Company that intended to run a contested election of directors for control of the Board. The Reincorporation is not being pursued to entrench the current Board but to prevent the cumulation of votes and to obtain the benefits of a Delaware corporation stated above.” (emphases added)

We believe that the Company’s manipulation of this year’s annual meeting agenda demonstrates the extent to which Messrs. Barbarosh, Bristol, Margolis and Panner are seeking to entrench themselves. The proposal to reincorporate NextGen in Delaware would prevent shareholders from filling director vacancies on the Board, and, if approved, the Company has stated its plans to have the Board exclusively fill nine (9) vacancies at the Annual Meeting rather than hold a true election of directors. While the Company discloses that the Board would follow a plurality voting scheme of shareholder voting for filling such vacancies, there is nothing that would prevent the Board from changing course and filling the nine (9) seats as it sees fit. We do not think you should leave your right to elect directors solely in the hands of this Board. You should also know that if approved, the Delaware Reincorporation would result in a much more highly defensive, and less shareholder-friendly governance structure than currently exists at NextGen.

We are highly optimistic about the Company’s future prospects for accelerated growth, improved margins, higher customer retention, and greater career opportunities for employees, which together could result in meaningful improvements to the Company’s operational performance and unlock significant shareholder value. Yet, we are convinced that a change in the Board’s leadership has become essential in order for the Company to achieve these objectives. Mr. Razin, as the Company’s largest shareholder, is completely aligned with other shareholders in driving returns and shareholder value, and restoring the Company to growth and future success.

According to the Company’s proxy statement, nine directors will be elected at the Annual Meeting. This Proxy Statement is not only soliciting proxies to elect our four nominees, but also the candidates who have been nominated by the Company other than Messrs. Barbarosh, Bristol, Margolis and Panner. This gives shareholders who wish to vote for our nominees the ability to vote for a full slate of nine (9) nominees in total and hold Messrs. Barbarosh, Bristol, Margolis and Panner directly accountable for the Company’s poor performance under their watch. The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement. Your vote to elect our nominees will have the legal effect of replacing four incumbent directors with our nominees. If elected, our nominees will constitute a minority on the Board – accordingly, there can be no guarantee that our nominees will be able to implement the actions that they believe are necessary to unlock shareholder value. However, we believe the election of our nominees is an important step in the right direction for enhancing long-term value at the Company and would send a strong message to the other directors that shareholders are in favor of our plans to help guide the Company through a long overdue transformation.

We have a specific plan to improve performance, accelerate growth, improve margins, and deliver higher returns to shareholders at NextGen, which we look forward to sharing with you in the coming weeks.

We urge you to carefully consider the information contained in the enclosed Proxy Statement and then support our efforts by signing, dating and returning the enclosed BLUE proxy card today. The enclosed Proxy Statement and BLUE proxy card are first being furnished to the shareholders on or about ____________, 2021.

If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating and returning a later dated BLUE proxy card or by voting in person at the Annual Meeting. If you have any questions or require any assistance with your vote, please contact Harkins Kovler, LLC, which is assisting us, at its address and toll-free number listed below.

Thank you for your support.

/s/ Sheldon Razin

Sheldon Razin

If you have any questions, require assistance in voting your BLUE proxy card,

or need additional copies of the Razin Group’s proxy materials,

please contact:

3 Columbus Circle, 15th Floor

New York, NY 10019

Shareholders call toll free at +1 (800) 257-3995

Email: NXGN@harkinskovler.com

REVISED PRELIMINARY COPY SUBJECT TO COMPLETION
DATED SEPTEMBER 2, 2021

2021 ANNUAL MEETING OF SHAREHOLDERS
OF
NEXTGEN HEALTHCARE, inc.
_________________________

PROXY STATEMENT
OF
SHELDON RAZIN
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED BLUE PROXY CARD TODAY

Sheldon Razin and Lance E. Rosenzweig (the “Razin Group”), together with the other participants in this solicitation, are collectively significant shareholders of NextGen Healthcare, Inc., a California corporation (“NextGen” or the “Company”). We are furnishing this proxy statement (this “Proxy Statement”) and accompanying BLUE proxy card to holders of the Company’s common stock, $0.01 par value (the “Common Stock”), in connection with the solicitation of proxies at the Company’s upcoming 2021 annual meeting of shareholders, scheduled to be held at 3525 Piedmont Rd., NE, Building 6, Suite 700, Atlanta, Georgia 30305 on October 13, 2021 at 10:00 a.m. Eastern Time (including any adjournments, postponements, continuations or reschedulings thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”). This Proxy Statement and the enclosed BLUE proxy card are first being mailed to shareholders on or about ___________, 2021.

At the Annual Meeting you will be asked to consider the following proposals (collectively, the “Proposals”):

1.	Proposal 1: To vote on the reincorporation of the Company in the State of Delaware pursuant to a merger with and into a wholly-owned subsidiary of the Company (the “Reincorporation”);
2.	Proposal 2A: To vote on the provisions in the Certificate of Incorporation of NextGen Healthcare, Inc., a Delaware corporation (the “Delaware Certificate” and such company, “NextGen Delaware”) and Bylaws of NextGen Healthcare, Inc., a Delaware Corporation (the “Delaware Bylaws”) limiting the Company’s shareholders’ right to call special meetings of shareholders;
3.	Proposal 2B: To vote on a provision in the Delaware Certificate providing that vacancies occurring on the Board of Directors and newly created directorships may be filled solely by a majority of the remaining directors;
4.	Proposal 2C: To vote on a provision disallowing cumulative voting;
5.	Proposal 2D: To vote on a provision in the Delaware Certificate providing that the total number of directors constituting the Board of Directors may be fixed solely by resolution of the Board of Directors;
6.	Proposal 2E: To vote on a provision of the Delaware Certificate providing that, unless NextGen Delaware consents in writing to the selection of an alternate forum, certain intracorporate claims may be brought exclusively in the Delaware Court of Chancery (or, if such court lacks subject matter jurisdiction, the other state or federal courts in the State of Delaware);

v

7.	Proposal 2F: To vote on a provision of the Delaware Certificate requiring any complaint asserting a cause of action under the Securities Act to be brought exclusively in the federal district courts of the United States;
8.	Proposal 2G: To vote on a provision in the Delaware Bylaws providing proxy access for director nominees by shareholders;

9.	Proposal 3: To conduct an advisory vote on the compensation for the Company’s named executive officers (i.e., “Say-on-Pay”);

10.	Proposal 4: To ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2022;

11.	Proposal 5: To vote on an amendment and restatement to the Company’s 2015 Equity Incentive Plan;

12.	Proposal 6A: If Proposals 1 and 2C are approved, to elect the Razin Group’s four director nominees, Sheldon Razin, Lance E. Rosenzweig, Kenneth H. Fearn, Jr. and Ruby Sharma (each a “Nominee” and collectively, the “Nominees”), to serve as directors of NextGen Delaware until the its 2022 annual meeting of stockholders and until their respective successors are duly elected and qualified;[1] and

13.	Proposal 6B: If either Proposals 1 or 2C is not approved, to elect the Nominees, to serve as directors of NextGen until the 2022 annual meeting of shareholders and until their respective successors are duly elected and qualified.

The Razin Group has reviewed the Company’s preliminary proxy statement and believes that the Company’s attempt to effectuate a Delaware reincorporation at the same meeting at which the election of directors is being considered and voted upon is not only a manipulation of the Company’s corporate machinery, but more importantly, a violation of U.S. federal securities laws and state laws. The Razin Group is currently exploring its legal options with respect to the Proposals and this attempted maneuver by the Company, which we believe will create a high degree of confusion for shareholders when voting in this contested election of directors. The Razin Group reserves all rights with respect to the Proposals.

According to the Company’s proxy statement, cumulative voting will not be available with respect to Proposal 6A and if timely and properly invoked in accordance with California law and the Company’s bylaws, cumulative voting will apply to Proposal 6B. The Razin Group has not and does not intend to provide notice of intent to cumulate its votes for the election of director at or prior to the Annual Meeting.

The Company’s Board of Directors (the “Board”) is currently composed of nine directors and, according to the Company’s proxy statement for the Annual Meeting, the Company intends to nominate nine candidates for election as directors at the Annual Meeting. Through this Proxy Statement, we are soliciting proxies to elect not only our four Nominees, but also the candidates who have been nominated by the Company, other than Craig Barbarosh, George Bristol, Jeffrey Margolis and Morris Panner. This gives shareholders who wish to vote for our Nominees the ability to vote for all nine directorships up for election. The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement. Your vote to elect our Nominees will have the legal effect of replacing four incumbent directors with our Nominees. If elected, our Nominees will seek to work constructively with the other members of the Board to meaningfully improve the Company’s operational performance and enhance shareholder value. Our Nominees are committed to the betterment of all of the Company’s chief stakeholders, including its shareholders, its customer and its employees. If elected, our Nominees will constitute a minority on the Board and there can be no guarantee that our Nominees will be able to implement the actions that they believe are necessary to unlock shareholder value. However, we believe the election of our Nominees is an important step in the right direction for enhancing long-term value at the Company.

1 As disclosed in the Company’s proxy statement, the nine director nominees who receive the highest number of affirmative votes (a plurality) will be elected or appointed as directors of NextGen Delaware. As further disclosed in the Company’s proxy statement, to the extent that either Proposal 1 or 2C is not approved, then Proposal 6A will not be presented at the Annual Meeting and to the extent Proposals 1 and 2C are approved, then Proposal 6B will not be presented at the Annual Meeting.

As of September 1, 2021, members of the Razin Group and the other Participants (as defined below) collectively beneficially own 10,236,109 shares of Common Stock (the “Razin Group Shares”). The Participants intend to vote the Razin Group Shares AGAINST Proposal 1, AGAINST Proposals 2A-2G, AGAINST Proposal 3, FOR Proposal 4, AGAINST Proposal 5, and FOR Proposals 6A and 6B, as applicable, and the election of our Nominees to the Board.

According to the Company’s proxy statement, the Company has set the close of business on September 2, 2021 as the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”). Every shareholder is entitled to one vote for each share of common stock held as of the Record Date. The mailing address of the principal executive offices of the Company is 3525 Piedmont Rd., NE, Building 6, Suite 700, Atlanta, GA. According to the Company’s proxy statement, as of the Record Date, there were _____________ shares of Common Stock outstanding.

THIS SOLICITATION IS BEING MADE BY THE RAZIN GROUP AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH THE RAZIN GROUP IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED BLUE PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

THE RAZIN GROUP URGES YOU TO SIGN, DATE AND RETURN THE BLUE PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT WILL BE COUNTED. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting -
This Proxy Statement and our BLUE proxy card are available at

____________________.com

IMPORTANT

Your vote is important, no matter how many shares of Common Stock you own. We urge you to sign, date, and return the enclosed BLUE proxy card today to vote FOR the election of our Nominees and in accordance with the Razin Group’s recommendations on the other proposals on the agenda for the Annual Meeting.

•	If your shares of Common Stock are registered in your own name, please sign and date the enclosed BLUE proxy card and return it to the Razin Group c/o Harkins Kovler, LLC (“Harkins Kovler”) in the enclosed envelope today. You may also vote at the Annual Meeting.
•	If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a BLUE voting instruction form, are being forwarded to you by your broker or bank. As a beneficial owner, if you wish to vote, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions. As a beneficial owner, you may also vote the shares at the Annual Meeting only if you obtain a legal proxy from the broker or bank giving you the rights to vote the shares.
•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting instruction form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting instruction form.

 Since only your latest dated proxy card will be counted, we urge you not to return any proxy card you receive from the Company. Even if you return the Company proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us. Remember, you can vote for our Nominees only on our BLUE proxy card. So please make certain that the latest dated proxy card you return is the BLUE proxy card.

If you have any questions, require assistance in voting your BLUE proxy card,

or need additional copies of the Razin Group’s proxy materials,

please contact:

3 Columbus Circle, 15th Floor

New York, NY 10019

Shareholders call toll free at +1 (800) 257-3995

Email: NXGN@harkinskovler.com

BACKGROUND OF THE SOLICITATION

The following is a chronology of material events leading up to this proxy solicitation.

•	Mr. Razin is the founder of the Company and is a long-tenured director, having served for 47 years. Mr. Razin previously served as Chairman of the Board from 1974 until his retirement as Chairman of the Board and his appointment as Chairman Emeritus in November 2015. Over his tenure as Chairman of the Board, the Company amicably settled two contested elections whereby shareholders were provided with minority representation.
•	In addition, Mr. Razin previously served as the Chief Executive Officer and President (except for the period of August 1990 to August 1991) of the Company from its incorporation until April 2000 and as Treasurer of the Company from its incorporation until October 1982. Mr. Razin was also the founder of the Company’s predecessor, Quality Systems, Inc.
•	Mr. Rosenzweig has served as a director of the Company since 2012.
•	On June 21, 2021, John R. Frantz and the Company announced a mutual separation, with Mr. Frantz leaving his post as President, Chief Executive Officer and a member of the Board, after joining the Company on July 1, 2015.
•

On June 30, 2021, Mr. Razin and Mr. Rosenzweig sent a letter to the Board regarding their views on the manner in which a subset of the Board essentially usurped the functions of the full Board under the auspices of Chairman Margolis, effectively dismissed their views, excluded them from Board deliberations and ignored their suggestions over numerous years, including the formulation of a CEO succession plan. In light of the Board’s continued actions, Mr. Razin and Mr. Rosenzweig noted their belief that it was in the best interest of both the Board and the Company’s shareholders that the Board undergo significant refreshment, while removing interrelationships and conflicts of interest that are impairing the Board’s ability to conduct objective and robust search processes for executives and new directors.

•	On July 8, 2021, the Board responded to Mr. Razin and Mr. Rosenzweig’s June 30, 2021 letter to the Board.
•	On July 19, 2021, Mr. Razin and Mr. Rosenzweig sent a letter to the Board, correcting numerous false statements put forth by the Board in its July 8th letter, reinforcing their views that they have consistently been excluded from discussions among directors where key decision-making has occurred, leaving them all but stripped of the most salient of their director duties, and indicating a preference to engage with the Board to address Mr. Razin and Mr. Rosenzweig’s concerns and determine the next steps to take in the best interests of all shareholders.
•	On July 26, 2021, the Board responded to Mr. Razin and Mr. Rosenzweig’s July 19, 2021 letter to the Board.

•	On August 17, 2021, the Company issued a press release announcing two new directors had been added to the Company’s slate of director nominees, Dr. Geraldine McGinty, who was recently appointed to the Board on August 11, 2021, and Dr. Pamela Puryear, and the retirement of Mr. James Malone from the Board upon the conclusion of his service as a director, along with the renomination of Mr. Razin and Mr. Rosenzweig at the Annual Meeting.
•	On August 19, 2021, the Razin Group submitted a notice of nomination of six nominees—each of themselves and Kenneth H. Fern, Jr., Ramon Gregory, Julie Schoenfeld and Ruby Sharma—for election to the Board at the annual meeting (the “Nomination Notice”), and issued a press release announcing such nomination.
•

On August 23, 2021, the Company filed its preliminary proxy statement with the Securities and Exchange Commission, including a series of proposals that will limit shareholder rights, including, but not limited to, making it more difficult for shareholders to call a special meeting, removing shareholders’ ability to act by written consent, and removing shareholders’ ability to fill vacancies on the Board. The Board elected not to renominate Mr. Razin and Mr. Rosenzweig, and noted the intent to add two additional nominees to the Board’s director slate in advance of the Annual Meeting.

•	On August 25, 2021, the Razin Group filed an amendment to its Schedule 13D disclosing the Nomination Notice and attaching the press release announcing such nomination.

•	On August 25, 2021, the Razin Group filed a preliminary proxy statement.

•	On August 26, 2021, the Razin Group issued a press release announcing the filing of its preliminary proxy statement.

•	Over August 26 and 27, 2021, the Razin Group and the Company issued a series of press releases related to the Company’s contact with the Nominees and conditions under which they would be available to be interviewed by the Nominating and Governance Committee.

•	On August 31, 2021, the Company filed its revised preliminary proxy statement.

•	On September 2, 2021, the Razin Group filed this revised preliminary proxy statement.

REASONS FOR THE SOLICITATION

The Razin Group Believes That Under Chairman Jeffrey Margolis, the Company’s Shareholders Have Been Forced to Endure Years of Poor Governance, Repeated Strategic Missteps and Sustained Underperformance

The Razin Group represents NextGen Healthcare’s largest individual shareholder, with ownership of approximately 15.2% of the Company’s outstanding common shares. We own substantially more shares than the approximate 0.6% beneficially owned by all of the Company’s other directors an aggregate basis. We have maintained these sizable holdings over the course of many years because we believe NextGen Healthcare has tremendous potential to be a source of enduring value for investors, healthcare providers and patients in need.

Over the past several months, we have conducted a fresh assessment of the Company’s corporate governance, financial position, market opportunities, operations and overall strategy. We felt it was critically important to pinpoint the root causes of the Company’s stagnation and underperformance in recent years. Our analysis led to a clear conclusion: NextGen Healthcare’s imperial Chairman, Jeffrey Margolis, has established an anti-shareholder culture that is exacerbating corporate dysfunction, eroding margins and stifling organic growth. We fear the Company is poised to fall further behind in the industry and perpetually struggle if it remains on the current trajectory.

It is important to stress that we have tried to build bridges with Mr. Margolis and his boardroom allies, such as Director and Nominating and Governance Committee Chair Morris Panner, in order to put the business back on a path to long-term success. Regrettably, it became clear to us while making our overtures that most of the Board is unwilling to take the steps that we feel are needed to reverse NextGen Healthcare’s anemic growth, deteriorating margins, poor hiring and operational practices, high customer attrition and wasteful capital allocation policy. This is why we are seeking to elect a diverse slate of highly-qualified and independent individuals to help fix the imbalance of power in the boardroom.

We Believe Shareholders Should Focus the Company’s Dismal Financial Performance Under the Leadership of Mr. Margolis and the Board’s Current Committee Chairs

We want to call shareholders’ attention to the fact that the letter released by several NextGen Healthcare directors on August 23rd includes a list of “accomplishments” that omits what is arguably the most important business metric of all: shareholder returns. We suspect this is due to the fact that the Company’s share price has dramatically underperformed the broader market, industry indices and the majority of peers since Mr. Margolis was appointed Chairman in November 2015. This alarming underperformance has occurred over every relevant time horizon, as evidenced by the following breakdown of NextGen Healthcare’s total shareholder returns (“TSR”):

	1-Year TSR	3-Year TSR	5-Year TSR	Margolis Tenure TSR
Russell 2000 Index	37.04%	30.90%	83.93%	93.39%
S&P SmallCap 600 Health Care Index	35.04%	32.18%	150.30%	161.48%
S&P SmallCap 600 Information Technology Index	47.53%	63.10%	131.19%	166.04%
NextGen Healthcare, Inc.	9.21%	-32.06%	29.80%	2.67%
Source: Bloomberg (TSR runs through 08/19/2021).

We Believe the Margolis-Led Board has Fostered Exceedingly Poor Corporate Governance

We contend that a majority of the Board has been – and remains – grossly misaligned with shareholders. Mr. Margolis, who holds roughly 0.25% of the Company’s shares thanks to years of awards, and his boardroom allies have failed to make any meaningful open market purchases to strengthen their alignment with shareholders. Meanwhile, the Company’s annual director compensation has risen significantly between 2015 and 2021 under Compensation Committee Chair Craig Barbarosh, as shareholders have been saddled with massive underperformance.

In our view, the Company has also been deficient when it comes to achieving boardroom diversity and recruiting the next generation of high-quality directors. The Company had one female director prior to appointing Dr. Geraldine McGinty to the Board earlier this month. The Company has also been slow to add directors from diverse ethnic backgrounds, with all other directors being white males. It appears the Board only began to place greater emphasis on these matters when it anticipated our nominations. We would be remiss not to note that the executive team also lacks diversity, with the Company’s seven highest paid employees being men, who make more than their female colleagues.

It is also troubling to us that the Company’s preliminary proxy includes a number of apparent entrenchment maneuvers and manipulations of the corporate machinery. The proposal to reincorporate in Delaware includes a number of shareholder-unfriendly provisions that would impair some of the very rights that shareholders enjoy today at NextGen. Specifically, under the proposed Reincorporation, shareholders would be restricted from filling Board vacancies and acting by written consent and the threshold to call a special meeting would be materially increased. We cannot find a similar instance of a Company taking such brazen steps in a contested proxy solicitation and in blatant disregard for the tenets of sound governance.

We Believe the Margolis-Led Board has Failed to Incentivize Executives and Maintain Effective Succession Plans

In recent years, NextGen Healthcare’s executive compensation plan moved away from thoughtful performance-based vesting in favor of straight share grants and ineffective grants measured against the Company’s budget. We believe this formula disincentivizes management’s focus on organic growth and innovation. The Board even continued to authorize large bonuses and share grants to c-level executives during years in which shareholders suffered. This was the case despite shareholders, including members of our group, arguing that executives were not properly incentivized.

We also believe the recent formation of an Executive Leadership Committee, under the direction of Mr. Margolis and Vice Chairman Craig Barbarosh, was an insufficient substitute for identifying an interim or permanent Chief Executive Officer that is capable of leading the business. This appears to be a consequence of the Board leadership’s poor succession planning and unfailing support of former Chief Executive Officer Rusty Frantz despite years of underperformance. In addition to ignoring our suggestions about the need for a succession plan, Mr. Margolis and his allies ultimately agreed to pay Mr. Frantz millions of dollars in severance pay when he abruptly and unexpectedly stepped down to spend more time with his family. We are now urging the Board to prioritize the evaluation of external candidates and wait until after the Annual Meeting to allow a reconstituted Board to select the new Chief Executive Officer.

We Contend the Board’s Leadership has Focused on Debt-Fueled Acquisitions at the Expense of Important Organic Growth, Resulting in Repeated Strategic Missteps

Prior to Mr. Margolis becoming Chairman, the Company had strong cash flow, high growth, no debt and was paying out tens of millions of dollars per year in dividends to shareholders. The Company subsequently shifted to a seemingly reckless growth-via-acquisitions strategy that has placed more debt on the balance sheet without adding meaningful revenue. The Company completed several acquisitions between 2016 and 2019 for over $200 million, yet these acquisitions have not resulted in any meaningful stock price appreciation.  In fact, the company’s share price was higher at the beginning of 2016 – prior to the acquisitions – than it is today.

While the Company has been pouring capital into questionable acquisitions, organic growth has been paltry. We contend that Mr. Margolis and his allies have failed to effectively oversee the creation of an organic growth plan or a strategy for expanding margins. We believe the individuals controlling the Board have deprioritized investments in the types of people, processes and systems that underpin long-term, profitable growth.

We Believe Shareholders Deserve Refreshed and Reinvigorated Board Leadership

In light of the issues we have summarized, we have taken the extraordinary step of nominating a slate of director candidates that possesses fresh perspectives and modern healthcare and technology experience. We believe our fellow shareholders deserve a Board that is diverse, innovation-focused and open-minded. In our view, refreshed and reinvigorated Board leadership is essential to turning around the business for the benefit of shareholders, providers, patients and other stakeholders.

In addition to Sheldon “Shelly” Razin and Lance Rosenzweig, the Razin slate includes the following two individuals:

Kenneth H. Fearn, Jr.

Mr. Fearn has deep capital markets acumen, significant strategic planning experience and strong knowledge of public company governance. We believe he has the right background for helping the Board establish an accretive capital allocation framework and once again embrace a growth-focused mindset.

•	Founder and current Managing Partner of Integrated Capital LLC, a private equity real estate firm that has acquired more than $500 million in assets since inception.
•	Former executive at McKinsey & Company, where he advised an array of Fortune 200 companies on business plans and profitability strategies, including those in the healthcare and retail space.
•	Former investment banker at JPMorgan Chase & Co. (NYSE: JPM), where he advised companies on an array of transactions.
•	Currently serves on the Braemar Hotels & Resorts Inc. (NYSE: BHR) Board of Directors.
•	Holds a Bachelor of Arts from the University of California, Berkeley and a Master of Business Administration from the Harvard University Graduate School of Business.

Ruby Sharma

Ms. Sharma is a certified financial expert with a vast background advising public companies, including those in the healthcare and technology sectors, on audit, finance, corporate governance and innovation strategies. We believe she is well-suited to serve on the Audit Committee to help improve the Board’s oversight of the balance sheet and corporate spending.

•	Currently Managing Partner of RNB Strategic Advisors, which advises companies on transactions, financial due diligence for management buyouts, initial public offerings, joint ventures and restructurings.
•	Former EY Partner for more than a decade, who built and developed the firm’s governance services practice for boards of directors and c-level executives.
•	Former executive at other top accounting and audit firms, including Grant Thornton GmbH in Europe.
•	Holds a Bachelor of Arts from Delhi University and attended the Executive Program at Northwestern University’s Kellogg School of Management.

It is important to stress that we have no desire to obtain boardroom control or perpetually serve as directors. To the contrary, we simply want to start installing a new generation of highly-qualified Board members that can help the business thrive when we depart and well into the future. We look forward to sharing our slate’s analysis and operating plan in the weeks to come.

PROPOSAL NO. 1

REINCORPORATION OF THE COMPANY FROM CALIFORNIA TO DELAWARE

According to the Company’s proxy statement, the Board has approved a change of the Company’s state of incorporation from California to Delaware, subject to shareholder approval.

As further described in the Company’s proxy statement, if approved, the Reincorporation will be effected through the merger of the Company into a newly formed wholly-owned subsidiary of the Company incorporated in the State of Delaware. The Agreement and Plan of Merger (the “Reincorporation Agreement”) between NextGen and NextGen Delaware, the Delaware Certificate and the Delaware Bylaws, are each attached as Annexes A, B, and C, respectively, to the Company’s proxy statement.

According to the Company’s proxy statement, approval of this proposal is conditioned upon the approval of Proposal 2C (elimination of cumulative voting).

WE RECOMMEND A VOTE “AGAINST” THIS PROPOSAL AND INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL.

PROPOSALS NO. 2A – 2G

GOVERANCE PROVISIONS OF THE COMPANY’S CERTIFICATE OF INCORPORATION AND BYLAWS RELATING TO THE REINCORPORATION

As described in further detail in the Company’s proxy statement, if approved by the requisite vote of the Company’s shareholders, the Company will change the state of its incorporation from California to Delaware through a merger with and into NextGen Delaware, which is currently a wholly-owned subsidiary of the Company. Upon completion of the Reincorporation, the Company will be governed by the Delaware General Corporation Law (the “DGCL”), the Delaware Certificate and the Delaware Bylaws. The Delaware Certificate and Delaware Bylaws that would govern the Company following the completion of the Reincorporation differ in some material respects from the Company’s existing Articles of Incorporation, as amended (the “Charter”) and Fourth Amended and Restated Bylaws (the “Bylaws”). At the Annual Meeting, the Company is asking you to consider and vote on each of the governance-related provisions in the Company’s organizational documents described below:

Proposal 2A: A proposal to approve provisions in the Delaware Certificate and Delaware Bylaws limiting the Company’s shareholders’ right to call special meetings of shareholders.

Proposal 2B: A proposal to approve a provision in the Delaware Certificate providing that vacancies occurring on the Board and newly created directorships may be filled solely by a majority of the remaining directors.

Proposal 2C: A proposal to approve a provision disallowing cumulative voting.

Proposal 2D: A proposal to approve a provision in the Delaware Certificate providing that the total number of directors constituting the Board may be fixed exclusively by resolution of the Board.

Proposal 2E: A proposal to approve a provision of the Delaware Certificate providing that, unless NextGen Delaware consents in writing to the selection of an alternate forum, certain intracorporate claims may be brought exclusively in the Delaware Court of Chancery (or, if such court lacks subject matter jurisdiction, the other state or federal courts in the State of Delaware).

Proposal 2F: A proposal to approve a provision of the Delaware Certificate requiring any complaint asserting a cause of action under the Securities Act to be brought exclusively in the federal district courts of the United States.

Proposal 2G: A proposal to approve a provision in the Delaware Bylaws providing proxy access for director nominees by shareholders.

We believe each of the foregoing Proposals (other than Proposal 2G) would result, if approved, in a governance structure that negatively impacts existing rights and abilities that the Company’s shareholders currently maintain. Please see the Company’s proxy statement for further details on each of the proposed governance-related provisions and a side-by-side comparison of each change under California and Delaware law.

According to the Company’s proxy statement, under applicable state law, shareholder approval of the Reincorporation is sufficient to implement the proposed governance-related provisions in the Delaware Certificate and Delaware Bylaws. However, under rules promulgated by the Securities and Exchange Commission, the Company is required to present each of the proposed governance-related provisions as a separate proposal for shareholder approval. According to the Company’s proxy statement, it has determined that the Company will not implement a proposed governance-related provision unless such provision is approved by the affirmative vote of the holders of a majority of the outstanding shares of the Company’s stock entitled to vote, represented and voting on each such proposed governance-related provision at the Annual Meeting. In addition, the Company has disclosed that it will not implement Proposal 1 (the Reincorporation) unless it has received shareholder approval of Proposal 2C (elimination of cumulative voting). The Company further disclosed that for the avoidance of doubt, in the event that certain governance provisions receive sufficient votes but others do not, then it intends to implement such provisions receiving approval, but for the provisions that do not receive approval, the Company would implement governance provisions most similar to the Company’s existing corresponding governance provisions, subject to complying with Delaware law.

WE RECOMMEND A VOTE “AGAINST” PROPOSALS NO. 2A – 2G AND INTEND TO VOTE OUR SHARES “AGAINST” EACH OF THESE PROPOSALS.

PROPOSAL NO. 3

ADVISORY VOTE TO APPROVE THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS (“SAY-ON-PAY”)

As discussed in further detail in the Company’s proxy statement, the Company is asking its shareholders to provide advisory approval of the compensation of their named executive officers, or NEOs. In accordance with the Dodd-Frank Act and Section 14A of the Securities Exchange Act of 1934 (the “Exchange Act”), shareholders have the opportunity to vote, on an advisory basis, to approve the compensation of the Company’s NEOs. This is often referred to as “say on pay,” and provides you, as a shareholder, with the ability to cast a vote with respect to the Company’s 2021 executive compensation programs and policies and the compensation paid to the named executive officers as disclosed in the Company’s proxy statement through the following resolution:

“RESOLVED, that the Company’s shareholders approve, on an advisory basis, the compensation of its NEOs, as disclosed in the Compensation Discussion and Analysis, compensation tables and narrative discussion of this Proxy Statement.”

According to the Company’s proxy statement, the say-on-pay vote is advisory, and therefore not binding on the Company, the Compensation Committee or the Board. Although non-binding, the Company’s proxy statement states that the Compensation Committee and the Board will review and consider the voting results when making future decisions regarding their executive compensation programs.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS PROPOSAL AND INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL.

PROPOSAL NO. 4

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Company is asking its shareholders to ratify the appointment of PricewaterhouseCoopers LLP to serve as its independent registered public accountants to audit its financial statements for the fiscal year ending March 31, 2021.

As disclosed in the Company’s proxy statement, shareholder ratification of the appointment of PricewaterhouseCoopers LLP as its independent registered public accounting firm is not required by the Bylaws or other applicable legal requirements. However, according to the Company’s proxy statement, the Board is submitting its Audit Committee’s appointment of PricewaterhouseCoopers LLP to its shareholders for ratification as a matter of good corporate practice. The Company’s proxy statement discloses that if its shareholders fail to ratify the appointment by an affirmative vote of the holders of a majority of its common stock present or represented at the meeting and entitled to vote, the Audit Committee may reconsider whether to retain PricewaterhouseCoopers LLP as its independent registered public accounting firm. The Company has disclosed that even if the appointment is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interest of the Company and its shareholders.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS PROPOSAL AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

PROPOSAL NO. 5

AMENDMENT AND RESTATEMENT OF 2015 AMENDED EQUITY INCENTIVE PLAN

As disclosed in the Company’s proxy statement, the Board amended the NextGen Healthcare, Inc. 2015 Equity Incentive Plan (formerly known as the Quality Systems, Inc. 2015 Equity Incentive Plan (the “Original 2015 Plan”)), as amended (the “Amended 2015 Plan”), subject to shareholder approval, to, among other things, increase the number of shares of Common Stock authorized for issuance under the 2015 Plan by 2,850,000 shares.

As discussed in further detail in the Company’s proxy statement, subject to adjustment for certain changes in the Company’s capitalization, if Proposal 5 is approved by the Company’s shareholders, the aggregate number of shares of Common Stock that may be issued under the Amended 2015 Plan will not exceed (A) 24,000,000 shares (which number is the sum of (i) 11,500,000 shares initially reserved under the Original 2015 Plan, (ii) 6,000,000 shares approved by the Company’s shareholders in August 2017, (iii) 3,575,000 shares approved by the Company’s shareholders in August 2019, (iv) 2,850,000 newly requested shares), and (B) certain shares subject to outstanding awards granted under the Company’s Second Amended and Restated 2005 Stock Option and Incentive Plan that may become available for grant under the Amended 2015 Plan as such shares become available from time to time.

According to the Company’s proxy statement, approval of Proposal 5 requires both: (i) the affirmative vote of a majority of Common Stock present in person or represented by proxy and voting on the proposal and (ii) the affirmative vote of a majority of the quorum. For purposes of this proposal, abstentions and broker non-votes will not affect the outcome under clause (i), which recognizes only actual votes for or against the proposal. Abstentions and broker non-votes may affect the outcome under clause (ii) because abstentions and broker non-votes are counted for purposes of determining the quorum and have the effect of a vote against the proposal. If this Proposal No. 5 is approved by the Company’s shareholders, the Amended 2015 Plan will become effective as of the date of the Annual Meeting.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS PROPOSAL AND INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL.

PROPOSAL NO. 6A OR 6B (AS APPLICABLE)

ELECTION OF DIRECTORS

The Board is currently composed of nine directors, each with a term expiring at the Annual Meeting, and according to the Company’s proxy statement for the Annual Meeting, the Company intends to nominate nine candidates for election as directors at the Annual Meeting. We have nominated four highly qualified candidates for election to the Board to replace four incumbent directors. If all four are elected, they will still represent a minority of the members of the Board and there can be no guarantee that the Nominees will be able to implement the actions that they believe are necessary to unlock shareholder value. However, we believe the election of our Nominees is an important step in the right direction for enhancing long-term value at the Company.

Regardless of whether Proposal 6A or 6B is presented at the Annual Meeting, this Proxy Statement is soliciting proxies to elect not only our four nominees, but also the candidates who have been nominated by the Company other than Messrs. Barbarosh, Bristol, Margolis and Panner. This gives shareholders who wish to vote for our Nominees the ability to vote for a full slate of nine (9) nominees in total. The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement.

To the extent that Proposal 6A is presented at the Annual Meeting, the Company’s proxy statement provides that the nine director nominees receiving the highest number of votes cast at the Annual Meeting will be appointed as directors of NextGen Delaware. To the extent Proposal 6B is presented at the Annual Meeting and cumulative voting does not apply to the election of directors, directors shall be elected by a plurality of the votes cast assuming a quorum is present, meaning the nine director nominees receiving the highest number of votes cast at the Annual Meeting will be elected as directors of NextGen. To the extent Proposal 6B is presented at the Annual Meeting and cumulative voting applies to the election of the directors, the Razin Group will instruct the proxy holders to cast the votes as to which voting authority has been granted so as to provide for the election of the maximum number of our Nominees, and will provide instructions as to the order of priority of the Nominees in the event that fewer than all of our Nominees are elected. We intend to determine the order of priority for how we will cumulate our votes prior to the Annual Meeting, and will disclose such order of priority with sufficient time for shareholders to make their voting decisions.

The Razin Group has not and does not intend to provide notice of intent to cumulate its votes for the election of directors at or prior to the Annual Meeting.

THE NOMINEES

Set forth below are the name, age, business address and business experience for the past five years and certain other information for each of our Nominees. This information has been furnished to us by our Nominees. The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing documents. In addition, the table below sets forth a brief discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that our Nominees should serve as directors of the Company.

Sheldon Razin Age: 83 c/o NextGen Healthcare, Inc. 3525 Piedmont Road, NE Building 6, Suite 700 Atlanta, GA 30305

Mr. Razin is a director and Chairman Emeritus of the Company (NASDAQ: NXGN). He is the founder of the Company and served as its Chairman of the Board from its incorporation in 1974 until his retirement as Chairman and his appointment as Chairman Emeritus in November 2015. Mr. Razin served as Chief Executive Officer of the Company from 1974 until April 2000. Since the Company’s incorporation until April 2000, he also served as President, except for the period from August 1990 to August 1991. Additionally, Mr. Razin served as the Company’s Treasurer from its incorporation until October 1982. Prior to founding the Company, he held various technical and managerial positions with Rockwell International Corporation and was a founder of the Company’s predecessor, Quality Systems, a sole proprietorship engaged in the development of software for commercial and space applications and in management consulting work. Mr. Razin is also a co-founder and board chairman of SurePrep, LLC, a tax technology and service company. In addition, he is the board chairman of LoanBeam, a company spun-off of SurePrep, LLC that automates loan processing and Navesink Mortgage Services LLC. A financial technology company. Mr. Razin holds a B.S. degree in Mathematics from the Massachusetts Institute of Technology. Mr. Razin has been a director of the Company since 1974.

The Razin Group believes Mr. Razin’s knowledge of the Company from his years of service as an executive officer and director of the Company as well as his continued status as a leader in the technology and healthcare sectors makes him highly qualified to serve on the Board.

Lance E. Rosenzweig Age: 59 c/o NextGen Healthcare, Inc. 3525 Piedmont Road, NE Building 6, Suite 700 Atlanta, GA 30305

Mr. Rosenzweig currently serves as a director of the Company (NASDAQ: NXGN). From August 2020 to present, he has served as President, CEO and member of the board of directors of Support.com (NASDAQ: SPRT), a leading provider of customer and technical support solutions and security software. Mr. Rosenzweig served as Chairman of the board of directors of Boingo Wireless (formerly NASDAQ: WIFI), a wireless internet and cellular services provider, from March 2019 until the Company was taken private in June 2021, and previously served as Lead Independent Director from August 2017 until March 2019, and as a director from July 2014 until August 2017. From 2018 to 2020, Mr. Rosenzweig served as CEO of Startek Inc. (NYSE: SRT), a global business process outsourcing company. From January 2015 through December 2016, Mr. Rosenzweig served as Operating Executive of Marlin Operations Group, which works with Marlin Equity Partners, a global investment firm focused on providing corporate parents, shareholders and other stakeholders with tailored solutions that meet their business and liquidity needs. Previously, Mr. Rosenzweig served as Chief Executive Officer and President, Global Markets for Aegis USA, Inc., a leading business process outsourcing company, from 2013 through the company’s sale to Teleperformance in 2014. Mr. Rosenzweig co-founded and served as Chairman of the Board of PeopleSupport, Inc. (NASDAQ: PSPT), a business process outsourcing company, since its inception in 1998, and was PeopleSupport’s Chief Executive Officer from 2002 through the company’s sale in 2008. Mr. Rosenzweig held a variety of management and entrepreneurial roles from 1985 to 2002. Mr. Rosenzweig has a B.S. in Industrial Engineering and an M.B.A with honors every term, both from Northwestern University. Mr. Rosenzweig has been a director of the Company since 2012.

The Razin Group believes that Mr. Rosenzweig’s substantial experience as principal officer and director of a number of both public and private companies. Including the Company, makes him highly qualified to serve on the Board.

Kenneth H. Fearn, Jr. Age: 56 1150 Santa Monica Blvd. Suite 1680 Los Angeles, CA 90025

Mr. Fearn currently serves as Founder and Managing Partner of Integrated Capital LLC, a leading private real estate advisory and investment firm, since 2004. Previously, Mr. Fearn served as Managing Director and Chief Financial Officer of Maritz, Wolff & Co., a private equity firm, from 1995 to 2004. Prior to that, Mr. Fearn worked with Fortune 200 companies to address issues of profitability and develop business strategies at McKinsey & Company, a strategy management consulting firm, from 1993 to 1995. Earlier in his career, Mr. Fearn was involved with corporate merger and acquisition assignments at JP Morgan & Co. (n/k/a JP Morgan Chase & Co. (NYSE: JPM)), a global investment banking firm. Mr. Fearn currently serves on the board of directors of Braemar Hotels & Resorts, Inc. (NYSE: BHR), a real estate investment trust, since August 2016, the American Hotel and Lodging Association, the sole national association representing all segments of the U.S. lodging industry, since January 2021, as Chairman and board member at the National Association of Black Hotel Owners, Operators and Developers, one of the leading organizations advocating for minority ownership and development in the hotel and hospitality industry, since July 2014, and as a board member of the Marriott International Owner Advisory Board, since 2006. Mr. Fearn previously served as Chairman of the Board of Commissioners of the Community Redevelopment Agency of the City of Los Angeles, and on the board of directors of the Los Angeles Chamber of Commerce. In addition, he served on the advisory board of the Medical Genetics Institute at Cedars-Sinai Medical Center and as Entrepreneur in Residence at the Leland C. and Mary M. Pillsbury Institute for Hospitality Entrepreneurship at Cornell University. Mr. Fearn received an M.B.A from the Harvard University Graduate School of Business and received a B.A. in Political Science from the University of California, Berkeley.

The Razin Group believes that Mr. Fearn’s extensive investment and management experience, shareholder advocacy, and previous board service would make him highly qualified for the Board.

Ruby Sharma Age: 54 24 Arnold Drive Princeton Jct., NJ 08550

Ms. Sharma currently serves as Managing Partner of RNB Strategic Advisors, a strategic advisory firm, since September 2018. Ms. Sharma served as a Partner at Ernst & Young, LLP (n/k/a EY), a multinational professional services network, from 2002 to 2017, where she led the Center for Board Matters and Risk Advisory from 2010 to December 2017 and served in Fraud Investigations and Dispute Services from 2002 to 2010. Ms. Sharma served as Senior Manager of Forensic and Litigation Services at Arthur Andersen LLP, a holding company that provided auditing, tax and consulting services to large corporations, from 1999 to 2002. Prior to that, Ms. Sharma served as Senior Manager and Assistant to the Managing Partner at Grant Thornton GMBH, a professional services network of independent accounting and consulting member firms, from 1996 to 1998. Ms. Sharma served as Manager at Haines Watts, a UK firm of chartered accountants and business advisors, from 1989 to 1996. Ms. Sharma served as Vice Chair of the Board of Trustees and Chair of the Audit Committee of Penn Medicine Princeton Health, a leading provider of healthcare services, from 2010 to October 2020. Ms. Sharma received a Bachelor of Arts in Economics from Delhi University. Additionally, she became a Fellow Chartered Accountant in Accounting and Related Services from the Institute of Chartered Accountants in England and Wales.

The Razin Group believes that Ms. Sharma’s considerable experience as a strategic advisor to public company boards and management teams and comprehensive background in M&A, Governance, Audit & Accounting, among other things, makes her highly qualified to serve on the Board.

As of September 1, 2021, none of Mr. Fearn or Ms. Sharma beneficially own any shares of Common Stock and have not entered into any transaction in securities of the Company during the past two years.

As of September 1, 2021, Mr. Razin beneficially owns 10,200,327 shares of Common Stock, 100 shares of which are held in record name.

As of September 1, 2021, Mr. Rosenzweig beneficially owns 35,782 shares of Common Stock.

For information regarding transactions in securities of the Company during the past two years by Messrs. Razin and Rosenzweig, see Schedule I. The shares of Common Stock beneficially owned by Mr. Razin consist of shares purchased with the personal funds in the open market by himself and members of his immediate family, shares awarded to him in his capacity as a director and former executive officer of the Company, and founder’s shares. The shares of Common Stock beneficially owned by Mr. Rosenzweig were awarded to him in his capacity as a director of the Company.

Each of the Nominees is a citizen of the United States of America.

As of September 1, 2021, the Razin Group collectively owned an aggregate of 10,236,109 shares of Common Stock, representing approximately 15.2% of the outstanding shares of Common Stock. Except as set forth on Schedule I, no Nominee or any other Participant has purchased and sold securities of the Company during the past two years.

Each of Mr. Fearn and Ms. Sharma has granted Mr. Razin power of attorney (the “POAs”) to execute certain SEC filings and other documents in connection with the solicitation of proxies at the Annual Meeting.

On August 19, 2021, the Nominees entered into the Joint Filing and Solicitation Agreement (the “JFSA”) in connection with the Annual Meeting, pursuant to which, among other things, (a) the Nominees agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company, to the extent required by applicable law, (b) the Nominees agreed to provide Mr. Razin’s counsel, Olshan Frome Wolosky LLP (“Olshan”), advance written notice prior to effecting any purchase, sale, acquisition or disposition of any securities of the Company which he or she has, or would have, direct or indirect beneficial ownership, (c) the Nominees agreed not to undertake or effect any purchase, sale, acquisition or disposition of any securities of the Company without the prior written consent of Mr. Razin, (d) the Nominees agreed to take such action as they deem advisable and all other action necessary or advisable in connection with the Annual Meeting, and (e) Mr. Razin has the right to pre-approve all expenses incurred in connection with the group’s activities and agreed to pay directly such pre-approved expenses.

Mr. Razin is currently a director and Chairman Emeritus of the Company. Mr. Razin is the founder of the Company and previously served as Chairman of the Board from 1974 until his retirement as Chairman of the Board and his appointment as Chairman Emeritus in November 2015. In addition, Mr. Razin previously served as the Chief Executive Officer and President (except for the period of August 1990 to August 1991) of the Company from its incorporation until April 2000 and as Treasurer of the Company from its incorporation until October 1982. Mr. Razin was also the founder of the Company’s predecessor, Quality Systems, Inc. Mr. Rosenzweig is also a director of the Company. As a result, each of Messrs. Razin and Rosenzweig is party to various agreements and policies with the Company, all of which the Company has full and complete copies of, and the terms of all such agreements.

Messrs. Razin and Rosenzweig are currently directors of the Company and are therefore subject to the various guidelines and policies applicable to members of the Board, including, among others, the Company’s corporate governance provisions, which include director independence requirements and committee membership requirements. They are also subject to the Company’s code of business conduct and ethics and corporate social responsibility policies.

Other than as stated herein, there are no arrangements or understandings between the Participants or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each of the Nominees to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting. None of the Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

The Razin Group believes that each Nominee presently is, and if elected as a director of the Company each of the Nominees would have such qualifications necessary to be deemed, an “independent director” within the meaning of (i) applicable NASDAQ listing standards applicable to board composition, including Rule 5605(a)(2), and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. Notwithstanding the foregoing, each director’s independence (including that of each Nominee if elected to the Board) will be determined by the Board in its discretion and in accordance with applicable rules and regulations. No Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

According to the Company’s proxy statement, the Company has determined that Mr. Razin and Mr. Rosenzweig qualify as independent based on definitions of independence established by NASDAQ, SEC rules and regulations, guidelines established in the Bylaws, and the determinations of the Company’s Nominating and Governance Committee and the Board. Mr. Rosenzweig currently serves on the Audit and Special Transactions Committees of the Board.

We do not expect that the Nominees will be unable to stand for election, but, in the event any Nominee is unable to serve, or for good cause will not serve, the shares of Common Stock represented by the enclosed BLUE proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Charter, Bylaws and applicable law. In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Charter, the Bylaws and applicable law. In any such case, we would identify and properly nominate such substitute nominee(s) in accordance with the Charter and the Bylaws and shares of Common Stock represented by the enclosed BLUE proxy card will be voted for such substitute nominee(s). We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Charter, the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting. Additional nominations made pursuant to the preceding sentence are without prejudice to our position that any attempt to increase the size of the current Board or to classify the Board constitutes an unlawful manipulation of NextGen’s corporate machinery.

While we currently intend to vote all of the Razin Group Shares in favor of the election of our Nominees, we reserve the right to vote some or all of the Razin Group Shares for some or all of the Company’s director nominees, as we see fit, in order to achieve a Board composition that we believe is in the best interest of all shareholders. We would only intend to vote some or all of the Razin Group Shares for some or all of the Company’s director nominees in the event it were to become apparent to us that by voting the Razin Group Shares we could help elect NextGen nominees that we believe are the most qualified to serve as directors and thus help achieve a Board composition that we believe is in the best interest of all shareholders. Shareholders should understand, however, that all shares of Common Stock represented by the enclosed BLUE proxy card will be voted at the Annual Meeting as marked.

WE STRONGLY URGE YOU TO VOTE “FOR” THE ELECTION OF THE NOMINEES ON THE ENCLOSED BLUE PROXY CARD.

VOTING AND PROXY PROCEDURES

According to the Company’s proxy statement, each share of Common Stock is entitled to one vote, in person or by proxy, at the Annual Meeting.

Only shareholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Shareholders who sell shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock. Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date. According to the Company’s proxy statement, the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Common Stock.

According to the Company’s proxy statement, under the Bylaws and California law, if any shareholder gives notice at the annual meeting, prior to the voting, of an intention to cumulate the shareholder’s votes in the election of directors, then all shareholders entitled to vote at the annual meeting may cumulate their votes in the election of directors if Proposals 1 and 2C are not approved, the Reincorporation is not effected and Proposal 6B is voted on at the Annual Meeting. Cumulative voting means that a shareholder has the right to give any one candidate who has been properly placed in nomination a number of votes equal to the number of directors to be elected multiplied by the number of shares the shareholder is entitled to vote, or to distribute such votes on the same principle among as many properly nominated candidates (up to the number of persons to be elected) as the shareholder may wish. If cumulative voting applies at the Annual Meeting and Proposal 6B is voted on, the cumulative number of votes a shareholder may cast in director elections will be equal to the number of shares held by such shareholder on the record date multiplied by nine (the number of directors to be elected at the Annual Meeting).

Shares of Common Stock represented by properly executed BLUE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted AGAINST Proposal 1, AGAINST Proposals 2A-2G, AGAINST Proposal 3, FOR Proposal 4, AGAINST Proposal 5 and FOR Proposal 6A or 6B, as applicable, and the election of our Nominees to the Board.

According to the Company’s proxy statement for the Annual Meeting, the Company intends to nominate nine candidates for election as directors at the Annual Meeting. Through this Proxy Statement, we are soliciting proxies to elect our four Nominees as directors in opposition to four of the incumbent directors. Accordingly, shareholders who vote on the enclosed BLUE proxy card will also have the opportunity to vote for the candidates who have been nominated by the Company other than Messrs. Barbarosh, Bristol, Margolis and Panner. Shareholders will therefore be able to vote for the total number of directors up for election at the Annual Meeting. Under applicable proxy rules we are required either to solicit proxies only for our Nominees, which could result in limiting the ability of shareholders to fully exercise their voting rights with respect to the Company’s nominees, or to solicit for our Nominees while also allowing shareholders to vote for fewer than all of the Company’s nominees, which enables a shareholder who desires to vote for our Nominees to also vote for certain of the Company’s nominees. The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement. In the event that some of the Nominees are elected, there can be no assurance that the Company nominee(s) who get the most votes and are elected to the Board will choose to serve as on the Board with the Nominees who are elected.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the Annual Meeting. A majority of the outstanding shares, represented in person or by proxy, will constitute a quorum for the transaction of business. Abstentions and broker non-votes will be counted as present and entitled to vote for purposes of determining a quorum.

A broker non-vote occurs when a bank, broker or other nominee who holds shares for another person returns a proxy but does not vote on a particular item, usually because the nominee does not have discretionary voting authority for that item and has not received instructions from the owner of the shares.

If you are a shareholder of record, you must deliver your vote by mail or attend the Annual Meeting in person and vote in order to be counted in the determination of a quorum.

If your shares of Common Stock are held in the name of your broker, a bank or other nominee, that party will give you instructions for voting your shares. If you do not give instructions to your bank or brokerage firm, it will not be allowed to vote your shares of Common Stock with respect to any of the proposals to be presented at the Annual Meeting. As further described below, in the absence of voting instructions, shares of Common Stock subject to such so-called broker non-votes will not be counted as voted on those proposals and so will have no effect on the vote, though they will be counted as present for the purpose of determining the existence of a quorum. Accordingly, we encourage you to vote promptly, even if you plan to attend the Annual Meeting.

VOTES REQUIRED FOR APPROVAL

Proposal No. 1 and Proposals Nos. 2A-2G: Reincorporation and Governance-Related Provisions ─ According to the Company’s proxy statement, the vote to approve the reincorporation of the Company in the State of Delaware pursuant to a merger with and into a wholly-owned subsidiary of the Company, along with approval of Proposal 2C (elimination of cumulative voting) each requires the affirmative vote of the holders of a majority of the outstanding shares of Common Stock entitled to vote. Consequently, abstentions and broker non-votes will have the effect of votes against each of these proposals.

According to the Company’s proxy statement, shareholder approval of the Reincorporation is sufficient to implement the proposed governance-related changes represented by Proposals 2A-2B and 2D-2G. However the Company has disclosed that to the extent the Reincorporation and Proposal 2C (elimination of cumulative voting) are approved, the Company, as the sole stockholder of NextGen Delaware, will execute a consent of the sole stockholder of NextGen Delaware in lieu of a meeting of stockholders of NextGen Delaware with respect to Proposals 2A-2B and 2D-2G and Proposals 3-5 (the “Consent”), which consent will approve only those remaining proposals that would have otherwise received requisite approval of the Company’s shareholders at the Annual Meeting. Therefore, the affirmative vote of the holders of a majority of the outstanding shares of Common Stock entitled to vote, represented and voting on Proposals 2A-2B and 2D-2G shall be required to include the adoption of such proposal in the Consent.

As disclosed by the Company, if Proposals 1 and 2C (elimination of cumulative voting) are approved by shareholders at the annual meeting, the certificate of merger with respect to the Reincorporation will be filed and the Reincorporation will be effected prior to Proposal No. 6A (election of directors) being voted upon and Proposal 6B will not be presented at the Annual Meeting.

Proposal No. 3: “Say-On-Pay” ─ According to the Company’s proxy statement, the advisory vote to approve the compensation of our named executive officers (i.e., “Say-on-Pay”), will pass if the vote constitutes both: (i) the affirmative vote of a majority of the shares represented and voting and (ii) the affirmative vote of at least a majority of the required quorum. For purposes of this proposal, abstentions and broker non-votes will not affect the outcome under clause (i), which recognizes only actual votes cast. Abstentions and broker non-votes may affect the outcome under clause (ii) because abstentions and broker non-votes are counted for purposes of determining the quorum and have the effect of a vote against the proposal.

Proposal No. 4: Ratification of Independent Registered Accounting Firm ─ According to the Company’s proxy statement, the ratification of the appointment of the Company’s independent registered public accounting firm, is not required. However, this proposal will be considered approved if the vote constitutes both: (i) the affirmative vote of a majority of the shares represented and voting and (ii) the affirmative vote of at least a majority of the required quorum. For purposes of this proposal, abstentions and broker non-votes will not affect the outcome under clause (i), which recognizes only actual votes cast. Abstentions and broker non-votes may affect the outcome under clause (ii) because abstentions and broker non-votes are counted for purposes of determining the quorum and have the effect of a vote against the proposal.

Proposal No. 5: Amended 2015 Plan – According to the Company’s proxy statement, the amendment of the amendment and restatement of the 2015 Equity Incentive Plan, will occur if the vote constitutes both: (i) the affirmative vote of a majority of the shares represented and voting and (ii) the affirmative vote of at least a majority of the required quorum. For purposes of this proposal, abstentions and broker non-votes will not affect the outcome under clause (i), which recognizes only actual votes cast. Abstentions and broker non-votes may affect the outcome under clause (ii) because abstentions and broker non-votes are counted for purposes of determining the quorum and have the effect of a vote against the proposal.

Proposal No. 6A or 6B, as applicable: Election of Directors – According to the Company’s proxy statement, regardless of whether Proposal 6A or 6B is presented at the Annual Meeting, the nine (9) director nominees who receive the highest number of affirmative votes (a plurality) will be elected or appointed as directors; abstentions and broker non-votes will have no effect on Proposal 6A or 6B. See “Additional Information on the Mechanics of Cumulative Voting” below for more information on the operation of cumulative voting.

Additional Information on the Mechanics of Cumulative Voting

In the event that Proposal 6B is voted on and cumulative voting applies, all shareholders will have the right to cumulate their votes in the election of directors. Cumulative voting means that each shareholder may cumulate such shareholder’s voting power for the election of directors by distributing a number of votes, determined by multiplying the number of shares held by the shareholder as of the Record Date by nine (the number of directors to be elected at the annual meeting). Such shareholder may distribute all of the votes to one individual director nominee, or distribute such votes among any two or more director nominees, as the shareholder chooses. If you do not specifically instruct otherwise, the BLUE proxy being solicited by the Razin Group will confer upon the proxy holders the authority, in the event that cumulative voting applies, to cumulate votes at the instruction and discretion of the Razin Group so as to provide for the election of the maximum number of our Nominees (for whom authority is not otherwise specifically withheld) including, but not limited to, the prioritization of such Nominees to whom such votes may be allocated. Using its authority, we may vote your shares for fewer than nine nominees.

If you elect to grant us your proxy and do not specifically instruct otherwise, you are authorizing the proxy holders to vote your shares in accordance with the discretion and at the instruction of the Razin Group, including to cumulate your votes in favor of certain nominees (rather than allocating votes equally among the nominees) and to determine the specific allocation of votes to individual nominees. You may withhold your authority to vote for one or more nominees, in which case the Razin Group will retain discretion to allocate your votes among our other Nominees unless you specifically instruct otherwise. Under no circumstances may the proxy holders cast your votes for any nominee from whom you have withheld authority to vote.

For example, a proxy marked “FOR ALL EXCEPT” may only be voted for those of our director Nominees for whom you have not otherwise specifically withheld authority to vote, a proxy marked “WITHHOLD ALL” may not be voted for any of our director Nominees, and a proxy marked “FOR ALL” may be voted for all of our director Nominees. In exercising their discretion with respect to cumulating votes, the proxy holders may cumulate and cast the votes represented by your proxy for any of our director Nominees for whom you have not otherwise withheld authority by voting “FOR ALL EXCEPT” and naming such Nominee or voting “WITHHOLD ALL”. For example, if you grant a proxy with respect to shares representing 800 cumulative votes, and mark “FOR ALL EXCEPT” and list one of our Nominees, the proxy holders may cast the 800 votes for any or all of our four Nominees, other than the Nominee you listed, and for the Company’s nominees other than Messrs. Barbarosh, Bristol, Margolis and Panner. Moreover, the proxy holders may allocate the 800 votes among the other director Nominees as it determines, such that each of those other director Nominees may receive unequal portions of the 800 votes or none at all.

In the event that Proposal 6B is voted on and cumulative voting applies, unless you specifically instruct otherwise, the Razin Group will instruct the proxy holders to cast the votes as to which voting authority has been granted so as to provide for the election of the maximum number of our Nominees, and will provide instructions as to the order of priority of the Nominees in the event that fewer than all of our Nominees are elected. We intend to determine the order of priority for how we will cumulate our votes prior to the Annual Meeting, and will disclose such order of priority with sufficient time for shareholders to make their voting decisions. Accordingly, if you grant a proxy to us and have not specifically instructed otherwise, your shares will be voted for our Nominees at the discretion of the Razin Group with respect to all of your shares (except that the Razin Group will not be able to vote your shares for a candidate from whom you have withheld authority to vote). If you wish to exercise your own discretion as to allocation of votes among nominees, and you are a record holder of shares, you will be able to do so by attending the meeting and voting in person, by appointing another person as your proxy to vote on your behalf at the meeting, or by providing us with specific instructions as to how to allocate your votes.

A holder of record who wishes to invoke cumulative voting must submit a proxy card by mail, check the box indicating the exercise of cumulative voting and hand mark the number of votes such holder wishes to allocate to each particular nominee next to the name of such nominee on the enclosed proxy card. A holder of record who wishes to provide vote allocation instructions, in the event that cumulative voting applies, must submit a proxy card by mail and should hand mark the number of votes such holder wishes to allocate to any particular nominee next to the name of such nominee on the enclosed proxy card. If you provide vote allocation instructions for less than all of the votes that you are entitled to cast, the proxy holders will retain discretionary authority to cast your remaining votes pursuant to the instructions of the Razin Group, except for any nominee for whom you have withheld authority by marking the “FOR ALL EXCEPT” box. If you wish to grant the proxy holders discretionary authority to allocate votes among all our nominees you may check the “FOR ALL” box, but you are not required to do so. The proxy holders will retain discretionary authority to allocate votes among all our Nominees except where you provide a specific instruction by hand marking the number of votes to be allocated or by marking the “FOR ALL EXCEPT” box.

Any shareholder who holds shares in street name and desires to specifically allocate votes among Nominees, in the event cumulative voting applies, may do so by either informing the shareholder’s broker, banker or other custodian of the shareholder’s desire to attend the annual meeting, and requesting a legal proxy to attend the meeting, or by providing the broker, banker or other custodian with instructions as to how to allocate votes among Nominees, which can then be delivered to the Company. Because each broker, banker or custodian has its own procedures and requirements, a shareholder holding shares in street name who wishes to allocate votes to specific Nominees should contact its broker, banker or other custodian for specific instructions on how to obtain a legal proxy or provide vote allocation instructions.

The Razin Group has not and does not intend to provide notice of intent to cumulate its votes for the election of director at or prior to the Annual Meeting.

REVOCATION OF PROXIES

You may change your vote or revoke your proxy at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to the Razin Group in care of Harkins Kovler, LLC at 3 Columbus Circle, 15th Floor, New York, NY 10019, or to the Company at 3525 Piedmont Rd., NE, Building 6, Suite 700, Atlanta, GA, or any other address provided by the Company. Although a revocation is effective if delivered to the Company, the Razin Group requests that either the original or photostatic copies of all revocations be mailed to the Razin Group in care of Harkins Kovler, LLC at 3 Columbus Circle, 15th Floor, New York, NY 10019, so that the Razin Group will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares of Common Stock. Additionally, Harkins Kovler may use this information to contact shareholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

Proxies may be solicited by mail, facsimile, telephone, electronic mail, in person and by advertisements. Solicitations may also be made by certain of the respective directors, officers, members and employees of the Razin Group (as applicable), none of whom will, except as described elsewhere in this Proxy Statement, receive additional compensation for such solicitation. The Nominees may make solicitations of proxies but, except as described herein, will not receive compensation for acting as nominees.

Members of the Razin Group have retained Harkins Kovler for solicitation and advisory services in connection with this solicitation, for which Harkins Kovler will receive a fee not to exceed $________ together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Harkins Kovler will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. It is anticipated that Harkins Kovler will employ approximately ___ persons to solicit shareholders for the Annual Meeting. Arrangements will also be made with custodians, nominees and fiduciaries for forwarding proxy solicitation materials to beneficial owners of Common Stock held as of the Record Date. The Razin Group will reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection herewith.

The Razin Group will pay all costs of the solicitation of proxies on behalf of the other Participants for the Annual Meeting. The Razin Group may seek reimbursement from the Company of all expenses it incurs in connection with the solicitation but does not intend to submit the question of such reimbursement to a vote of shareholders of the Company. The expenses incurred by the Razin Group to date in furtherance of, or in connection with, the solicitation are approximately $______. The Razin Group anticipates that its total expenses will be approximately $______. The actual amount could be higher or lower depending on the facts and circumstances arising in connection with any the solicitation.

ADDITIONAL PARTICIPANT INFORMATION

The “Participants” in the solicitation are anticipated to be the Razin Group and each of the other Nominees. Additional information concerning the Razin Group and the Nominees, including their principal occupation, principal business address and beneficial ownership of Common Stock, is set forth in “Proposal No. 6A or 6B, as applicable: Election of Directors” and is incorporated herein by reference.

Each Participant in the solicitation may be deemed a member of a “group” for the purposes of Section 13(d)(3) of the Exchange Act, and accordingly, the group may be deemed to beneficially own the 10,236,109 shares of Common Stock beneficially owned in the aggregate by the Participants. Each Participant disclaims beneficial ownership with respect to the shares of Common Stock reported owned in this Proxy Statement, except to the extent of its, his or her pecuniary interest therein. For information regarding purchases and sales of securities of the Company during the past two (2) years by the Participants, see Schedule I.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past ten (10) years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his, her or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his, her or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no Participant has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting; (xii) no Participant holds any positions or offices with the Company; (xiii) no Participant has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer; and (xiv) no companies or organizations, with which any of the Participants has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company. There are no material proceedings to which any Participant or any of his, her or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten (10) years.

CERTAIN OTHER MATTERS

The Razin Group is unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which the Razin Group is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed BLUE proxy card will vote on such matters in their discretion.

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple shareholders in your household. We will promptly deliver a separate copy of the document to you if you contact our proxy solicitor, Harkins Kovler, LLC, at the following address, phone number or email: 3 Columbus Circle, 15th floor, New York, NY 10019, telephone: +1 (800) 257-3995 or email: NXGN@harkinskovler.com. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address, phone number or email.

The information concerning the Company and the proposals in the Company’s proxy statement contained in this Proxy Statement has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to the relevant books and records of the Company, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements. All information relating to any person other than the Participants is given only to the knowledge of the Razin Group.

This Proxy Statement is dated ___________, 2021. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than such date, and the mailing of this Proxy Statement to shareholders shall not create any implication to the contrary.

SHAREHOLDER PROPOSALS

As discussed in the Company’s proxy statement, a shareholder that intends to submit a proposal pursuant to Rule 14a-8 under the Exchange Act for inclusion in the Company’s proxy statement and proxy and to the Company’s 2022 annual meeting of shareholders (the “2022 Annual Meeting”) must be received by the Company’s Secretary at the Company’s principal executive offices no later than ____________ in order to be eligible for inclusion in the proxy materials for such meeting, any proposal must comply with certain rules and regulations of the SEC governing shareholder proposals.

As discussed in the Company’s proxy statement, under the Bylaws, for all proposals by shareholders (including nominees for director) to be timely, a shareholders’ notice must be delivered to, or mailed and received at, the Company’s principal executive offices not less than 60 days nor more than 120 days prior to the scheduled annual meeting, regardless of any postponements, deferrals or adjournments of that meeting to a later date; provided, however, that if less than 70 days’ notice or public disclosure of the date of the scheduled annual meeting is given or made, then notice by the shareholder, to be timely, must be delivered or received not later than the close of business on the tenth day following the earlier of the day on which notice of the date of the scheduled annual meeting was mailed or the day on which public disclosure was made. The shareholder notice must also comply with certain other requirements set forth in our Bylaws, a copy of which may be obtained by written request delivered to the Secretary.

The information set forth above regarding the procedures for submitting shareholder proposals for consideration at the 2022 Annual Meeting is based on information contained in the Company’s proxy statement, and the Charter and the Bylaws. The incorporation of this information in this Proxy Statement should not be construed as an admission by the Razin Group that such procedures are legal, valid or binding.

ADDITIONAL INFORMATION

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING based on reliance on Rule 14a-5(c). THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE OF THE COMPANY’S DIRECTORS, RELATED PERSON TRANSACTIONS AND GENERAL INFORMATION CONCERNING THE COMPANY’S ADMINISTRATION AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY DURING THE PAST TWO YEARS

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Date of Purchase/Sale

SHELDON RAZIN

Sale of Common Stock	(6,000)	11/29/2019
Disposition of Common Stock[1]	(278,000)	12/13/2019
Acquisition of Common Stock[1]	278,000	12/13/2019
Acquisition of Common Stock[2]	14,187	08/15/2020
Sale of Common Stock	(6,000)	12/09/2020
Sale of Common Stock	(2,015)	12/10/2020
Sale of Common Stock	(1,500)	12/11/2020
Sale of Common Stock	(3,485)	12/14/2020
Sale of Common Stock	(6,000)	12/15/2020
Acquisition of Common Stock[2]	14,706	08/18/2021

LANCE E. ROSENZWEIG

Sale of Common Stock	(5,700)	08/10/2020
Sale of Common Stock	(5,687)	08/11/2020
Sale of Common Stock	(1,764)	08/12/2020
Acquisition of Common Stock[2]	11,873	08/18/2020
Sale of Common Stock	(12,000)	02/08/2021
Sale of Common Stock	(6,000)	02/09/2021
Sale of Common Stock	(6,000)	02/09/2021

1 Represents an internal transfer of shares of Common Stock beneficially owned by Sheldon Razin.

2 Represents shares of Common Stock underlying Restricted Stock Awards granted to Messrs. Razin and Rosenzweig in connection with their service on the Board, which vested on the 1-year anniversary of their date of grant.

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SCHEDULE II

The following table is reprinted from the Company’s revised preliminary proxy statement filed with the Securities and Exchange Commission on August 31, 2021.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT2

Except as otherwise indicated in the related footnotes, the following table sets forth information with respect to the beneficial ownership of our common stock as of the record date of July 15, 2021, by:

•	each of our directors;
•	each of our named executive officers (“NEOs”);
•	each person known by us to beneficially own more than 5% of the outstanding shares of our common stock; and
•	all of our directors, director nominees and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. To our knowledge, unless indicated by footnote, and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Shares of common stock underlying options, if any, that currently are exercisable or are scheduled to become exercisable for shares of common stock within 60 days after the date of the table are deemed to be outstanding in calculating the percentage ownership of each listed person or group but are not deemed to be outstanding as to any other person or group. Percentage of beneficial ownership is based on 67,362,384 shares of common stock outstanding as of July 15, 2021.

Unless otherwise indicated, the address of each of the beneficial owners named in the table is c/o NextGen Healthcare, Inc., 3525 Piedmont Rd., NE, Building 6, Suite 700, Atlanta, Georgia. Messrs. Barbarosh, Bristol, Malone, Margolis, Panner, Razin, Rosenzweig and Ms. Klapstein are current directors. Our NEOs for our fiscal year 2021 were Messrs. Frantz, Arnold, Metcalfe and Linton, each of whom is included in the table below.

Name of Beneficial Owner**	Number of Shares of Common Stock Beneficially Owned		Percent of Common Stock Beneficially Owned
Sheldon Razin	10,200,327	(1)	15.1%
Craig A. Barbarosh	81,946		*
George H. Bristol	51,861		*
Julie D. Klapstein	39,076		*
James C. Malone	70,490		*
Jeffrey H. Margolis	110,810		*
Morris Panner	69,015		*
Lance E. Rosenzweig	35,782		*
John R. “Rusty” Frantz	1,676,160	(2)	2.4%
James R. Arnold, Jr.	758,371	(3)	1.1%
David A. Metcalfe	436,469	(4)	*
Jeffrey D. Linton	168,879	(5)	*
BlackRock, Inc.	9,001,803	(6)	13.4%
Brown Capital Management, LLC and affiliates	8,496,002	(7)	12.6%
The Vanguard Group	5,553,557	(8)	8.2%
All directors, director nominees and executive officers as a group	13,699,186	(9)	20.3%

2 Note, the title was not included in the Company’s preliminary proxy statement, but has been inserted here based on the Table of Contents included in the Company’s preliminary proxy statement.

II-1

_______________

*	Represents less than 1.0%.
**	The table does not include beneficial ownership information for Ahmed Hussein, a former director of the Company who resigned on May 14, 2013 and who in prior years reported a beneficial ownership level over 5 percent. According to a Schedule 13G/A filed on April 10, 2020, Mr. Hussein now has beneficial ownership of 1,145,828 shares, which falls below the 5 percent reporting threshold.

(1)	Includes (i) 100 shares held in record name, (ii) 9,889,727 shares held beneficially on behalf of the Razin Family Revocable Living Trust, (iii) 287,000 shares held beneficially on behalf of the Sheldon Razin Family Foundation and (iv) 32,500 shares held beneficially on behalf of family members.

(2)	Includes 1,249,854 shares underlying options vested as of the record date or within 60 days thereafter. Effective June 18, 2021, Mr. Frantz ceased serving as our President and Chief Executive Officer and resigned as a member of our Board.

(3)	Includes 381,250 shares underlying options vested as of the record date or within 60 days thereafter.

(4)	Includes 305,000 shares underlying options vested as of the record date or within 60 days thereafter.

(5)	Includes 101,250 shares underlying options vested as of the record date or within 60 days thereafter.

(6)	This information is derived from a Schedule 13G filed by BlackRock, Inc. on January 26, 2021. According to the Schedule 13G, BlackRock, Inc. had sole power to vote 8,852,698 shares, sole power to dispose of 9,001,803 shares, and no shared power to vote or dispose of shares. The address for BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

(7)	This information is derived from a Schedule 13G/A filed by Brown Capital Management, LLC as primary filer on February 12, 2021. Brown Capital Management, LLC beneficially owned 8,496,002 shares. Within those shares are 4,323,754 shares beneficially owned by The Brown Capital Management Small Company Fund, a series portfolio of Brown Capital Management Mutual Funds, a Delaware statutory trust, which is managed by Brown Capital Management, LLC. According to the Schedule 13G/A, Brown Capital Management, LLC had sole power to vote 5,037,591 shares, sole power to dispose of 8,496,002 shares, and no shared power to vote or dispose of shares. The Brown Capital Management Small Company Fund had sole power to vote 4,323,754 shares, sole power to dispose of 4,323,754 shares, and no shared power to vote or dispose of shares. The address for Brown Capital Management, LLC and The Brown Capital Management Small Company Fund is 1201 N. Calvert Street, Baltimore, MD 21202.

(8)	This information is derived from a Schedule 13G/A filed by The Vanguard Group on February 10, 2021. According to the Schedule 13G/A, The Vanguard Group had no shares with sole voting power, shared power to vote 56,701 shares, sole power to dispose of 5,455,269 shares, and shared power to dispose of 98,288 shares. The address for The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

(9)	Includes 2,037,354 shares underlying options vested as of the record date or within 60 days thereafter.

II-2

IMPORTANT

Tell your Board what you think! Your vote is important. No matter how many shares of Common Stock you own, please give us your proxy FOR the election of our Nominees and in accordance with the Razin Group’s recommendations on the other proposals on the agenda for the Annual Meeting by taking these three steps:

•	SIGNING the enclosed BLUE proxy card;
•	DATING the enclosed BLUE proxy card; and
•	MAILING the enclosed BLUE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

You may vote your shares at the Annual Meeting. However, even if you plan to attend the Annual Meeting, we recommend that you submit your BLUE proxy card by mail by the applicable deadline so that your vote will still be counted if you later decide not to attend the Annual Meeting. If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting instruction form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed BLUE voting instruction form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Harkins Kovler at the address, phone number or email set forth below.

If you have any questions, require assistance in voting your BLUE proxy card,

or need additional copies of the Razin Group’s proxy materials,

please contact:

3 Columbus Circle, 15th Floor

New York, NY 10019

Shareholders call toll free at +1 (800) 257-3995

Email: NXGN@harkinskovler.com

BLUE PROXY CARD

REVISED PRELIMINARY COPY SUBJECT TO COMPLETION
DATED SEPTEMBER 2, 2021

NEXTGEN HEALTHCARE, INC.

2021 ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF SHELDON RAZIN AND THE OTHER PARTICIPANTS IN THIS SOLICITATION

THE BOARD OF DIRECTORS OF NEXTGEN HEALTHCARE, INC.
IS NOT SOLICITING THIS PROXY

P     R     O     X     Y

The undersigned appoints Sheldon Razin and __________, as attorney and agent with full power of substitution to vote all shares of common stock, par value $0.01 per share (the “Common Stock”), of NextGen Healthcare, Inc. (the “Company”), which the undersigned would be entitled to vote if personally present at the 2021 annual meeting of shareholders of the Company scheduled to be held on October 13, 2021 at 10:00 am Eastern Time at the Company’s corporate headquarters at 3525 Piedmont Rd., NE, Building 6, Suite 700, Atlanta, GA 30305 (including any adjournments, postponements, continuations or reschedulings thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Mr. Razin and the other participants in this solicitation (the “Razin Group”) a reasonable time before this solicitation.

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “AGAINST” PROPOSAL 1, “AGAINST” PROPOSALS 2A – 2G, “AGAINST” PROPOSAL 3, “FOR” PROPOSAL 4, “AGAINST” PROPOSAL 5 AND “FOR ALL” THE NOMINEES LISTED IN PROPOSAL 6A OR 6B, AS APPLICABLE.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with the Razin Group’s solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE VOTE VIA THE INTERNET, TELEPHONE OR BY SIGNING, DATING AND MAILING THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

BLUE PROXY CARD

[X] Please mark vote as in this example

THE RAZIN GROUP STRONGLY RECOMMENDS A VOTE “AGIANST” PROPOSAL NOS. 1 AND 2A-2G, AND “FOR ALL” THE NOMINEES LISTED IN PROPOSAL 6A OR 6B, AS APPLICABLE. THE RAZIN GROUP MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL NOS. 3, 4 AND 5.

6.	The Razin Group’s proposal to elect Kenneth H. Fearn, Jr., Sheldon Razin, Lance E. Rosenzweig, and Ruby Sharma as directors of the Company:

		FOR ALL	WITHHOLD ALL	FOR ALL EXCEPT

Nominees:	Kenneth H. Fearn, Jr. Sheldon Razin Lance E. Rosenzweig Ruby Sharma	☐	☐	☐

The Razin Group does not expect that any of its nominees will be unable to stand for election, but, in the event that any nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by this proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Company’s organizational documents and applicable law. In addition, the Razin Group has reserved the right to nominate substitute person(s) if the Company makes or announces any changes to its organizational documents or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any nominee, to the extent this is not prohibited under the Company’s organizational documents and applicable law. In any such case, shares of Common Stock represented by this proxy card will be voted for such substitute nominee(s).

The Razin Group intends to use this proxy to vote (i) “FOR” Kenneth H. Fearn, Jr., Sheldon Razin, Lance E. Rosenzweig and Ruby Sharma and (ii) “FOR” the candidates who have been nominated by the Company to serve as directors, other than Craig Barbarosh, George Bristol, Jeffrey Margolis and Morris Panner, for whom the Razin Group is not seeking authority to vote for and will not exercise any such authority. The names, backgrounds and qualifications of the candidates who have been nominated by the Company, and other information about them, can be found in the Company’s proxy statement. There is no assurance that any of the candidates who have been nominated by the Company will serve as directors if our Nominees are elected.

Note: If you do not wish for your shares to be voted “FOR” a particular nominee, mark the “FOR ALL EXCEPT” box and write the name(s) of the nominee(s) you do not support on the line below. Your shares of Common Stock will be voted for the remaining nominee(s).

______________________________________________________________________________

BLUE PROXY CARD

1.	The Company’s proposal to reincorporate the Company in the State of Delaware pursuant to a merger with and into a wholly-owned subsidiary of the Company:

☐ FOR	☐ AGAINST	☐ ABSTAIN

2.	A. The Company’s proposal to approve provisions in the Company’s Certificate of Incorporation and Bylaws limiting the Company’s shareholders’ right to call special meetings of shareholders:

☐ FOR	☐ AGAINST	☐ ABSTAIN

B. The Company’s proposal to approve a provision in the Delaware Certificate providing that vacancies occurring on the Board and newly created directorships may be filled solely by a majority of the remaining directors:

☐ FOR	☐ AGAINST	☐ ABSTAIN

C. The Company’s proposal to approve a provision disallowing cumulative voting:

☐ FOR	☐ AGAINST	☐ ABSTAIN

D. The Company’s proposal to approve a provision in the Delaware Certificate providing that the total number of directors constituting the Board may be fixed exclusively by resolution of the Board:

☐ FOR	☐ AGAINST	☐ ABSTAIN

E. The Company’s proposal to approve a provision of the Delaware Certificate providing that, unless NextGen Delaware consents in writing to the selection of an alternate forum, certain intracorporate claims may be brought exclusively in the Delaware Court of Chancery (or, if such court lacks subject matter jurisdiction, the other state or federal courts in the State of Delaware):

☐ FOR	☐ AGAINST	☐ ABSTAIN

F. The Company’s proposal to approve a provision of the Delaware Certificate requiring any complaint asserting a cause of action under the Securities Act to be brought exclusively in the federal district courts of the United States:

☐ FOR	☐ AGAINST	☐ ABSTAIN

G. The Company’s proposal to approve a provision in the Delaware Bylaws providing proxy access for director nominees by shareholders:

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	The Company’s proposal to approve, on an advisory basis, the compensation of the Company’s named executive officers (Say-on-Pay):

☐ FOR	☐ AGAINST	☐ ABSTAIN

4.	The Company’s proposal to ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2022:

☐ FOR	☐ AGAINST	☐ ABSTAIN

5.	The Company’s proposal to approve the amendment and restatement of its 2015 Equity Incentive Plan:

☐ FOR	☐ AGAINST	☐ ABSTAIN

BLUE PROXY CARD

DATED: ____________________________

____________________________________

(Signature)

____________________________________

(Signature, if held jointly)

____________________________________

(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.